MOUNT REAL

PRESS RELEASE

Toronto Stock Exchange
Symbol: MRF

MOUNT REAL SIGNS AGREEMENT WITH AN INCOME TRUST

MONTREAL, Quebec, November 12, 2003 – Mount Real today announced that it has entered into a Management and Administration Agreement with Sterling Leaf Income Trust (Sterling) and Sterling Leaf Income Services Ltd. (the "Corporation") via a wholly owned Mount Real subsidiary.

Sterling is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Alberta. Sterling has been established to acquire, through the Corporation, interests in consumer installment sales contracts derived principally from magazine subscriptions. This will assist publishers to increase their volumes as they will cash flow their consumer magazine subscriptions on a more timely basis.

On November 7th, 2003, Sterling received regulatory approval for an Initial Public Offering of a minimum of 500,000 and a maximum of 1,000,000 units of Sterling at a price of $10.00 per unit. The TSX Venture Exchange has conditionally accepted the listing of the units.

Mount Real's business is management accounting, information management and media services. Mount Real uses "TMI" Tactics Marketing Intelligence, a business intelligence system, for the management of proprietary and non-proprietary consumer databases. Mount Real is listed under the stock-trading symbol MRF on the Toronto Stock Exchange.

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Source: Lino P. Matteo, CMA
Chief Executive Officer

General Information: Kelly Leonard
Tel: (514) 762-2500
Fax: (514) 762-6535
Web Site: www.mountreal.com
Email: kelly@mountreal.com